Exhibit 2.1

EXECUTION COPY

LLC INTEREST PURCHASE AGREEMENT

by and among

ZOO STORES, INC.,

MERCANTILA ACQUISITION, LLC,

and

INFOSPACE, INC.

Dated as of June 10, 2011

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EXHIBITS
1.2(b)	Terms of Promissory Note
1.3	Sample Balance Sheet and Net Working Capital Calculation
4.1(d)	Required Consents
5.3	Excluded Liabilities

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LLC INTEREST PURCHASE AGREEMENT

This LLC Interest Purchase Agreement (this “Agreement”) is made and entered into as of June 10, 2011, by and among Zoo Stores, Inc., a Delaware corporation (“Buyer”), Mercantila Acquisition, LLC, a Delaware limited liability company (the “Company”), and InfoSpace, Inc., a Delaware corporation and the sole member of the Company (“Parent”). Certain capitalized terms used herein are defined in Article IX below.

RECITALS

A. Parent owns 100% of the outstanding limited liability company membership interests of Company (the “Interests”) and desires and intends to sell the Interests to Buyer at the price and on the terms and subject to the conditions set forth below.

B. Buyer desires and intends to purchase the Interests from the Parent at the price and on the terms and subject to the conditions set forth below.

AGREEMENT

In consideration of the terms hereof, the parties hereto agree as follows:

ARTICLE I.

PURCHASE AND SALE OF INTERESTS

1.1	Purchase and Sale of Interests

On the terms and subject to the conditions of this Agreement, Buyer agrees to purchase the Interests from Parent, and Parent agrees to sell the Interests to Buyer.

1.2	Consideration for Interests

The aggregate purchase price for the Interests shall be $3,250,000 (the “Purchase Price”), payable as follows:

(a) Closing Amount. At the Closing, Buyer shall pay to Parent, by wire transfer, $250,000 in cash (the “Closing Cash Payment”), plus or minus any positive or negative adjustment of the working capital adjustment pursuant to Section 1.3 below; and

(b) Promissory Note. At the Closing, Buyer shall deliver to Parent a promissory note reflecting the terms set forth on Exhibit 1.2(b) hereto in the principal aggregate amount of $3,000,000 (the “Promissory Note”).

1.3	Net Working Capital Adjustment

(a) As promptly as practicable, but in any event not later than thirty (30) days after the Closing Date, Parent shall cause to be prepared and delivered to Buyer (i) a balance sheet of the Company as of the Closing Date and (ii) a statement showing the Net Working Capital of the Company as of the Closing Date (the “NWC Statement”), in the form attached hereto as Exhibit 1.3, each prepared from Company’s books and records in a manner in accordance with GAAP, consistent with the sample balance sheet and Net Working Capital calculation as of May 31, 2011, which reflects Net Working Capital of $430,000 (the “Target Net Working Capital”) attached hereto as Exhibit 1.3. For purposes of this Agreement, “Net Working Capital” shall mean current assets (excluding cash), less current liabilities (excluding deferred revenue), less Excluded Assets, plus Excluded Liabilities and accrued Tax liabilities not yet paid that will be satisfied by Parent pursuant to this Agreement), and plus $725,202 in cash.

(b) Within thirty (30) days after delivery of the NWC Statement to Buyer, Buyer may deliver written notice to Parent of any items shown in the NWC Statement to which Buyer objects, specifying in reasonable detail the nature of such objections (the “Dispute Notice”). If no Dispute Notice is delivered within such thirty (30)-day period, Parent shall be deemed to have agreed with all items and amounts shown in the NWC Statement, and the Net Working Capital of the Company as of the Closing Date shall be deemed to have been finally determined. If, within thirty (30) days after Parent’s receipt of any Dispute Notice, Buyer and Parent are unable to resolve matters raised by the Dispute Notice, the parties shall submit such matters to the Accounting Arbitrator for resolution. The Accounting Arbitrator shall be directed to make a final determination of Net Working Capital of the Company as of the Closing Date within thirty (30) days of engagement, limited to those areas at issue, and in accordance with the Principles and Procedures. The determination of the Accounting Arbitrator shall be conclusive and binding on the parties. Judgment upon the determination of the Accounting Arbitrator may be entered in any court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Accounting Arbitrator shall be borne by the disputing party unless the Accounting Arbitrator’s final determination of Net Working Capital reflects a change of in excess of twenty percent (20%) of the amount in dispute, in which case the fees and expenses of the Accounting Arbitrator shall be borne by the non-prevailing party.

(c) If the final determination of Net Working Capital of the Company as of the Closing Date (either pursuant to mutual agreement or by determination of the Accounting Arbitrator) is greater than the Target Net Working Capital, Buyer shall pay to Parent, by wire transfer of immediately available funds to an account designated by Parent, the amount of such excess.

(d) If the final determination of Net Working Capital of the Company as of the Closing Date (either pursuant to mutual agreement or by determination of the Accounting Arbitrator) is less than the Target Net Working Capital, then Parent shall pay to Buyer, by wire transfer of immediately available funds to an account designated by Buyer, the amount of such shortfall.

(e) Any adjustment made pursuant to this Section 1.3 shall be treated as an adjustment to the Purchase Price.

1.4	Tax Consequences; Allocation of Purchase Price

(a) For federal and applicable state and local income Tax purposes, the purchase and sale of the Interests hereunder shall be treated as a purchase and sale of the assets of Company.

(b) Parent and Buyer shall agree on an allocation of the Purchase Price payable hereunder (as adjusted pursuant to this Agreement) among the assets of the Company within sixty (60) days after the Closing Date, which allocation shall be made in accordance with Section 1060 of the Code (such allocation, as adjusted pursuant to this Agreement, the “Purchase Price Allocation”). Neither Parent nor Buyer shall take or cause to be taken any position or other action inconsistent with the Purchase Price Allocation determined under this Agreement for any Tax reporting purpose, upon examination of any Tax Return, in any refund claim, or in any litigation, investigation or otherwise, unless otherwise required by a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of other applicable law).

1.5	The Closing

Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated herein (the “Closing”) shall take place on the earliest practicable business day (the “Closing Date”) after the satisfaction or waiver of the conditions set forth in Article IV at 10:00 a.m., local time, at the offices of Perkins Coie LLP, 1201 Third Avenue, Suite 4800, Seattle, Washington, or on such other day and at such other time and place as may be mutually agreed upon by the parties to this Agreement.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF PARENT

In order to induce Buyer to enter into and perform this Agreement and the other agreements and documents that are required to be executed or delivered pursuant to this Agreement (collectively, the “Operative Documents”) to which any of them is a party, Parent represents and warrants to Buyer as of the date of this Agreement as follows:

2.1	Authorization

Parent has the power and authority to execute this Agreement and the other Operative Documents to which Parent is a party and to perform its obligations hereunder and thereunder. Parent has taken all corporate action necessary for the authorization, execution, delivery and performance of its obligations under this Agreement and the other Operative Documents to which Parent is a party.

2.2	Enforceability

This Agreement has been, and the Operative Documents will have been when delivered by Company, duly executed and delivered by Parent and constitute or will constitute (when so delivered) legal, valid and binding obligations of Parent, enforceable against it in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights and remedies generally and by general principles of equity.

2.3	Title to the Interests

The Interests held by Parent constitute 100% of the outstanding limited liability company membership interests of Company, and there are no other equity securities of the Company outstanding. Such Interests are duly authorized and validly issued, fully paid and nonassessable, and are owned by Parent free and clear of any Encumbrance. There are no outstanding options, warrants, conversion rights, other rights or other agreements, either directly or indirectly, for the purchase or acquisition of any interest in Company or any securities or instruments convertible into or exchangeable for interests in Company.

2.4	Taxes

Parent, on behalf of Company, has paid to the appropriate Governmental Body: (a) all sales Taxes imposed under the Laws of the states of Tennessee and California with respect to the business of the Company that were required to be paid from May 10, 2010 through the date hereof, (b) all sales Taxes imposed under the Laws of the state of Washington with respect to the business of the Company that were required to be paid from November 1, 2010 through the date hereof, (c) except for Taxes to be paid pursuant to Section 5.4(a) of this Agreement, all business and occupation Taxes imposed under the Laws of the state of Washington with respect to the business of the Company that were required to be paid from November 1, 2010 through the date hereof, and (d) all personal property Taxes imposed under the Laws of the City and County of San Francisco and the County of Santa Clara with respect to the business of the Company that were required to be paid since May 10, 2010 through the date hereof.

2.5	Labor and Employment Matters

Parent, as Manager of and on behalf of Company: (a) is and has been in compliance with all applicable Laws related to employment, terms and conditions of employment, wages and hours; (b) has not engaged in any unfair labor practice and, to its knowledge, has no liability for any unpaid wages or penalties for failure to comply with any such provisions of Law; and (c) to its knowledge, is not in default with respect to any of its obligations for employee compensation, severance or back pay.

2.6	Transfer of Assets and Liabilities

(a) Since May 10, 2010, other than cash distributions to Parent, as Company’s sole member, in the normal course of business, Parent has not taken, and has not caused Company to take, any action to transfer or otherwise assign any assets owned by Company, including any intellectual property developed by Company personnel, from Company to Parent or any Affiliate of Parent, except (i) the assignment and transfer of certain domains and trademark licenses pursuant to the Trademark License as contemplated in connection with this Agreement, and (ii) the transfer of Excluded Assets.

(b) Since May 10, 2010, Parent has not taken any action to transfer or assign to Company, and has not caused Company to assume or guarantee, any liabilities incurred or accrued by Parent that will remain outstanding after the Closing Date.

2.7	Brokers and Finders

Parent has not incurred, and will not incur, directly or indirectly, as a result of any action taken by or on behalf of Parent, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby that would result in a Claim for such fees, commissions or charges.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF BUYER

In order to induce Parent and Company to enter into and perform this Agreement and the other Operative Documents, Buyer represents and warrants to Parent as of the date of this Agreement as follows:

3.1	Authorization

Buyer has the corporate power and authority to execute this Agreement and the other Operative Documents to which it is a party and to perform its obligations hereunder and thereunder. Buyer has taken all action, on the part of Buyer and its directors, shareholders and officers, necessary for the authorization, execution, delivery and performance of all the Buyer’s obligations under this Agreement and the other Operative Documents to which the Buyer is a party.

3.2	Enforceability

This Agreement has been, and the Operative Documents will have been when delivered by Buyer, duly executed and delivered by Buyer and constitute or will constitute (when so delivered) legal, valid and binding obligations of the Buyer, enforceable against Buyer in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights and remedies generally and by general principles of equity.

3.3	Financing

At the Closing, Buyer will possess sufficient funds to pay the Closing Cash Payment to Parent as contemplated under this Agreement.

3.4	Brokers and Finders

Buyer has not incurred, and will not incur, directly or indirectly, as a result of any action taken by or on behalf of Buyer, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby that would result in a Claim for such fees, commissions or charges.

3.5	No Knowledge of Inaccuracies

To the Knowledge of Buyer’s Chief Executive Officer, none of the representations made by Parent in Article II of this Agreement is inaccurate.

ARTICLE IV.

CLOSING CONDITIONS

4.1	Conditions to Obligations of Buyer

The obligations of Buyer to perform and observe the covenants, agreements and conditions hereof to be performed and observed by Buyer at or before the Closing shall be subject to the satisfaction of the following conditions, which may be expressly waived only in writing signed by Buyer:

(a) The representations and warranties of Parent contained herein (i) shall have been true and correct in all material respects when made, and (ii) except for changes contemplated by this Agreement or to the extent that such representations and warranties speak as of an earlier date or only with respect to a specific period of time (which representations and warranties need only be true and correct as of such date or with respect to such period), shall be true and correct in all material respects as of the Closing Date, as though made on that date.

(b) Parent and Company shall have performed and complied in all material respects with their covenants, agreements and conditions required by this Agreement to be performed or complied with by them prior to or on the Closing Date.

(c) If Closing occurs after the date of this Agreement, Buyer shall have received a certificate of Parent, dated the Closing Date, in form and substance reasonably satisfactory to Buyer, certifying that the conditions to the obligations of Buyer in Sections 4.1(a) and (b) of this Agreement have been fulfilled.

(d) All Required Consents set forth in Exhibit 4.1(d) shall have been obtained.

(e) The Transition Services Agreement, in a form reasonably satisfactory to Parent (the “Transition Services Agreement”), shall have been executed by the parties thereto and delivered to Buyer.

(f) The Trademark License and Domain Lease License Agreement, in a form reasonably satisfactory to Parent (the “Trademark License”), shall have been executed by the parties thereto and delivered to Buyer.

4.2	Conditions to Obligations of Parent

The obligations of each of Parent and Company to perform and observe the covenants, agreements and conditions hereof to be performed and observed by it at or before the Closing shall be subject to the satisfaction of the following conditions, which may be expressly waived only in writing signed by Parent:

(a) The representations and warranties of Buyer contained herein (i) shall have been true and correct in all material respects when made, and (ii) except for changes contemplated by this Agreement or to the extent that such representations and warranties speak as of an earlier date or only with respect to a specific period of time (which representations and warranties need only be true and correct as of such date or with respect to such period), shall be true and correct in all material respects as of the Closing Date, as though made on that date.

(b) Buyer shall have performed and complied in all material respects with its covenants, agreements and conditions required by this Agreement to be performed or complied with by them prior to or on the Closing Date.

(c) If Closing occurs after the date of this Agreement, Parent shall have received a certificate of Buyer, dated the Closing Date, in form and substance reasonably satisfactory to Parent, certifying that the conditions to the obligations of Buyer in Sections 4.2(a) and (b) of this Agreement have been fulfilled.

(d) All Required Consents set forth in Exhibit 4.1(d) shall have been obtained.

(e) The Transition Services Agreement shall have been duly executed and delivered by the parties thereto.

(f) The Trademark License shall have been executed by the parties thereto.

(g) The Promissory Note shall have been duly executed by the parties thereto and delivered to Parent.

(h) Buyer shall have delivered to Parent evidence of insurance of the type and in the amounts necessary to operate the Company and comply with all obligations after the Closing.

(i) Parent shall have received an executed waiver from Nikhil Behl, in a form satisfactory to Parent, waiving any and all rights to any severance or other compensation available to Nikhil Behl pursuant to that certain Employment Agreement entered into as of May 10, 2010 by and between Nikhil Behl and Parent.

(j) Buyer shall have delivered to Parent the Closing Cash Payment by wire transfer to an account specified by Parent.

ARTICLE V.

COVENANTS

5.1	Further Assurances; Commercially Reasonable Efforts

The parties shall cooperate reasonably with each other and with their respective representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement and shall: (a) furnish upon request to each other such further information; (b) execute and deliver to each other such other documents; and (c) do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the transactions contemplated herein. If at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement or the other Operative Documents, each party to this Agreement shall use commercially reasonable efforts to promptly take all such action.

5.2	Termination of Intercompany Loans

Parent and Company agree that all intercompany loans between Parent and Company shall be terminated upon Closing and all outstanding balances under such loans will be forgiven.

5.3	Excluded Liabilities

(a) Parent shall pay and satisfy in due course, or at its option, may provide Company with sufficient cash at Closing to pay and satisfy in due course, the liabilities set forth in Exhibit 5.3 (the “Excluded Liabilities”).

(b) In the event Company has not paid and satisfied by the Closing Date the obligations arising from (i) commissions payable from May 2011, and (ii) severance for employees who were notified of termination on June 10, 2011, such liabilities in this Section 5.3(b) shall be deemed Excluded Liabilities, for which Parent will provide Company with sufficient cash at Closing to pay and satisfy such obligations in due course.

5.4	Tax Matters

(a) Parent shall prepare and file, or cause to be prepared and filed, (i) all Tax Returns of the Company required to be filed for the taxable periods ending on or before the Closing Date, but after May 10, 2010 and shall pay or cause to be paid all Taxes to which such Tax Returns relate. Such Tax Returns shall be prepared in a manner consistent with past custom and practice of Company, except as otherwise may be required by applicable Law. Parent shall provide any such Tax Return to Buyer for review and approval (which shall not be unreasonably withheld) at least ten (10) days prior to the due date for filing such Tax Return (including any applicable extensions).

(b) Buyer shall prepare and file, or cause to be prepared and filed, all Tax Returns of Company for periods beginning before, but ending after, the Closing Date (each a “Straddle Period”) required to be filed after the Closing Date, and shall pay or cause to be paid all Taxes to which such Tax Returns relate, subject to this Section 5.4(b). Such Tax Returns shall be prepared in a manner consistent with past custom and practice of Company, except as otherwise may be required by applicable Law. Buyer shall provide any such Tax Return to Parent for review and approval (which shall not be unreasonably withheld) at least ten (10) days prior to the due date for filing such Tax Return (including any applicable extensions). Not later than five (5) days prior to the due date for payment of Taxes with respect to any such Tax Return, Parent shall pay Buyer an amount equal to the Taxes shown to be due thereon that are attributable to the portion of the Straddle Period ending on the Closing Date as determined in accordance with Section 5.4(c).

(c) In the case of any Straddle Period, the amount of any Taxes (other than property or similar ad valorem Taxes) attributable to the portion of such period ending on the Closing Date will be determined based on an interim closing of the books as of the end of the Closing Date and the amount of any property or similar ad valorem Tax with respect to the Company, with respect to any Straddle Period attributable to the portion of such period ending on the Closing Date, will be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of such Straddle Period ending on the Closing Date and the denominator of which is the total number of days in such Straddle Period.

(d) Buyer and Parent shall provide each other with such assistance as may reasonably be requested by the others in connection with the preparation of any Tax Return, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liabilities for Taxes. Such assistance shall include making employees available on a mutually convenient basis to provide additional information or explanation of material provided hereunder and shall include providing copies of relevant Tax Returns and supporting material. The parties shall provide each other with any records or information that may be relevant to such preparation, audit, examination, proceeding or determination, and execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 5.4. Buyer and Parent further agree, upon request, to use reasonable efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(e) Buyer shall not amend, modify or otherwise change any Tax Returns of Company with respect to Taxes described in Section 2.4 of this Agreement or for which Parent would otherwise have an obligation to indemnify Buyer, if such change could increase any Tax obligation of Parent or result in a claim for indemnification hereunder, without Parent’s prior written consent, which consent shall not be unreasonably withheld.

(f) The amount of any refunds of Taxes described in Section 2.4 of this Agreement or for which Parent would otherwise have an obligation to indemnify Buyer if due but unpaid shall be for the account of Parent. Buyer shall forward to Parent the amount of such refund within five (5) days after such refund is received or credited against Taxes payable.

5.5	Employment Matters

(a) Parent shall be responsible for and shall pay in full, subject to and in accordance with the terms and conditions set forth in any applicable employment agreement, any and all severance payment obligations owing to those twelve (12) certain employees terminated from Company on June 10, 2011. Buyer shall be responsible for and shall pay in full, subject to and in accordance with the terms and conditions set forth in any applicable employment agreement, any and all severance payment obligations owing to any employees of Company terminated without Parent’s consent between June 10, 2011 and the Closing Date.

(b) Buyer and its Affiliates (including, after Closing, Company) shall be responsible for all accrued unused vacation, floating holiday, sick leave and other paid time off reflected on the NWC Statement for employees of Company who remain employed by Company on the Closing Date. Buyer and its Affiliates (including, after Closing, Company) shall also be responsible for all employee benefit costs and obligations reflected on the NWC Statement from and after the Closing for employees employed by Company as of the Closing Date, whether through the provision of new employee benefit plans or COBRA payments for continuation of coverage under Parent employee benefit plans, and all obligations of Parent with regard to employee benefits for such employees shall terminate as of the Closing Date. Following the Closing, Buyer and its Affiliates (including, after Closing, Company) shall be responsible for all employment obligations and liabilities related to Persons employed by Company at Closing and any employees hired after Closing, including salary, commission, bonus or performance-based payments, severance or other termination payment obligations for employees terminated after the Closing, continued accrual of unused vacation, floating holiday and sick leave or other paid time off, provision of and payments related to employee benefits, such as life insurance, medical, retirement or other welfare benefits.

5.6	Post-Closing Financial Reporting

Following the Closing, in addition to the cooperation contemplated with respect to Section 5.1 of this Agreement, Buyer will cause Company to cooperate in providing Parent any financial reporting information necessary for it to complete the preparation of its financial statements.

5.7	Access to Information; Books and Records

Following the Closing, Buyer shall cause Company to maintain a reasonable records retention policy in compliance with all applicable Laws. After the Closing, (i) Parent and their accountants, lawyers and other representatives shall be entitled at all reasonable times to have access to and to make copies of the books and records and other information of the Company for the period prior to the Closing for the preparation of Tax Returns and the defense of any Claims related to Parent’s ownership of Company or otherwise related to Parent’s obligation to provide indemnification pursuant to this Agreement and (ii) Buyer and its accountants, lawyers and other representatives shall be entitled at all reasonable times to have access to and to make copies of the books and records and other information of Parent solely to the extent related to the business of the Company.

5.8	Cooperation Relating to Escrow Fund

Following the Closing, Buyer and its Affiliates (including, after the Closing, Company) shall cooperate with Parent in asserting any APA Claims (as later defined) and pursuing all available remedies in accordance with Section 6.6 of this Agreement.

5.9	Satisfaction of Liabilities

Promptly following the Closing Date, Buyer shall pay and satisfy in due course all current liabilities of Company as of the Closing Date, including any Excluded Liabilities for which Parent has opted to provide sufficient cash to Company for satisfaction of such Excluded Liabilities pursuant to Section 5.3 of this Agreement. Parent may elect, in its sole discretion, to satisfy any such liabilities after the Closing Date, in which case Buyer shall reimburse Parent for amounts paid to satisfy such liabilities.

ARTICLE VI.

SURVIVAL AND INDEMNIFICATION

6.1	Survival

(a) All representations and warranties contained in this Agreement or in the other Operative Documents shall survive the Closing for a period of twelve (12) months after the Closing Date (the “Survival Period”). The covenants and agreements contained in this Agreement or in the other Operative Documents shall survive the Closing and shall continue until all obligations with respect thereto shall have been performed or satisfied or shall have been terminated in accordance with their terms.

(b) Any Person against whom a Claim for indemnification pursuant to Sections 6.2 or 6.3 of this Agreement (each, an “Indemnification Claim”) is being asserted (an “Indemnifying Party”) shall not be obligated to defend and hold harmless any Person claiming indemnification under this Article V (an “Indemnified Party”), or otherwise be liable to such Indemnified Party, with respect to any Indemnification Claim made by the Indemnified Party after the expiration of the Survival Period (to the extent applicable to such Indemnification Claim), except that indemnity may be sought after the expiration of the Survival Period if notice has been timely given under Section 6.5 of this Agreement prior to the expiration of such Survival Period.

6.2	Indemnification by Parent

Subject to the limitations set forth in this Article V, Parent shall indemnify and hold Buyer and its Affiliates (each, a “Buyer Indemnified Party” and together, the “Buyer Indemnified Parties”) harmless from and against, and shall reimburse the Buyer Indemnified Parties for, any actual losses, damages, liabilities, obligations, costs or expenses (including any amount paid in settlement and reasonable legal or accounting fees and expenses) (“Losses”) suffered and incurred by such Buyer Indemnified Parties as a result of any Breach of any representation, warranty or covenant made by Parent in this Agreement; provided, however, that Parent shall not be liable under this Section 6.2 for any Losses based upon or arising out of any inaccuracy in or breach of any of the representations or warranties of Parent contained in this Agreement if Buyer’s Chief Executive Officer had Knowledge of such inaccuracy or breach on the date hereof or on the Closing Date.

6.3	Indemnification by Buyer

Subject to the limitations set forth in this Article VI, Buyer shall indemnify and hold the Parent harmless from and against, and shall reimburse the Parent for, any and all Losses suffered and incurred by Parent as a result of any breach of any representation, warranty or covenant made by Buyer in this Agreement.

6.4	Limitations

(a) An Indemnifying Party shall not be liable with respect to Indemnification Claims under Sections 6.2 and 6.3 of this Agreement until the aggregate Losses with respect to such Indemnification Claims exceed $25,000 (the “Threshold”); provided, however, that once such aggregate Losses exceed the Threshold, an Indemnified Party shall be entitled to receive indemnification payment for all Losses without regard to the Threshold.

(b) Except in the case of fraud, the maximum aggregate liability of Parent for all Indemnification Claims by Buyer Indemnified Parties under Section 6.2 of this Agreement shall be limited to (i) the amount of the Closing Cash Payment actually paid to Parent after giving effect to any adjustment pursuant to Section 1.3 of this Agreement plus (ii) up to an additional $3,000,000, offset against the principal amount of the Promissory Note, as further provided in Section 6.5(d) below.

(c) Except in the case of fraud, the maximum aggregate liability of Buyer for all Indemnification Claims by Parent under Section 6.3 of this Agreement shall be limited to (i) the amount of the Closing Cash Payment actually paid to Parent after giving effect to any adjustment pursuant to Section 1.3 of this Agreement plus (ii) up to an additional $3,000,000, payable in the form of a “Buyer Indemnity Note” (as defined below), as further provided in Section 6.5(e) below.

6.5	Procedure for Indemnification

(a) An Indemnified Party shall promptly give written notice (the “Claim Notice”) to the Indemnifying Party of any Indemnification Claim upon learning of such Claim or the facts constituting such Claim, but in any event (A) prior to expiration of any Survival Period for such Indemnification Claim and (B) if such Indemnification Claim relates to the assertion against an Indemnified Party of any Claim by a third party (a “Third Party Claim”), within thirty (30) days after receipt by the Indemnified Party of written notice of a legal process relating to such Third Party Claim; provided, however, that the Indemnifying Party shall be relieved of its indemnification obligations under this Article V to the extent that it is materially prejudiced by the Indemnified Party’s failure to give prompt notice. Any such Claim Notice shall describe in reasonable detail the facts and circumstances on which the asserted Indemnification Claim is based and specify the amount of such Indemnification Claim if then ascertainable.

(b) Unless the Indemnifying Party contests the Indemnification Claim in writing given to the Indemnified Party within thirty (30) days of receipt of the Claim Notice and describing in reasonable detail the basis for contesting the Indemnification Claim, the Indemnified Party shall, subject to the other terms of this Article V, be paid the amount of the Losses related to such Indemnification Claim or the uncontested portion thereof. Disputed Indemnification Claims shall be resolved either (i) in a written agreement signed by Buyer and Parent, or (ii) by the final decision of a court or other trier of fact.

(c) In the case of a Third Party Claim, the Indemnifying Party shall have the right to defend and to direct the defense against any such Third Party Claim, in its name or in the name of the Indemnified Party, as the case may be, at the expense of the Indemnifying Party, and with counsel selected by the Indemnifying Party (which is reasonably acceptable to the Indemnified Party) and, in connection therewith, the Indemnified Party shall reasonably cooperate with the Indemnifying Party and make available to the Indemnifying Party all pertinent requested information under its control, provided that the Indemnified Party may participate in any proceedings with counsel of its choice at its own expense. No compromise, settlement or other resolution of any Third Party Claim may be effected by the Indemnifying Party without the Indemnified Party’s consent, which shall not be unreasonably withheld, conditioned or delayed, unless (i) the sole relief provided is monetary damages, there is no finding or admission of any violation of Law in connection therewith and there is no effect on any other Claims that may be made against such Indemnified Party or its Affiliates; (ii) each Indemnified Party that is a party to such Third Party Claim is fully and unconditionally released from liability with respect to such claim and (iii) such settlement, compromise or resolution will not, in the good faith judgment of the Indemnified Party, be reasonably likely to establish a precedent, custom or practice materially adverse to the continuing business interests of the Indemnified Party. The Indemnified Party shall not agree to a settlement of any Third Party Claim that is being defended and handled by the Indemnifying Party pursuant to this Section 6.5(c).

(d) Parent’s obligation to make any indemnification payment to Buyer under this Agreement shall be satisfied, subject to the limitations in this Agreement, first, by cash payment from Parent up to a maximum of the amount of the Closing Cash Payment actually paid to Parent and as adjusted pursuant to Section 1.3 of this Agreement, and, thereafter, by setting off and deducting any additional indemnification obligation from the aggregate principal amount of the Promissory Note delivered pursuant to this Agreement.

(e) Buyer’s obligation to make any indemnification payment to Parent under this Agreement shall be satisfied, subject to the limitations in this Agreement, first, by cash payment from Buyer up to a maximum of the amount of the Closing Cash Payment actually paid to Parent and as adjusted pursuant to Section 1.3 of this Agreement, and, thereafter, by the issuance from Buyer to Parent of a promissory note (the “Buyer Indemnity Note”) in an amount equal to the balance of such claim remaining unpaid, up to a maximum aggregate amount of $3,000,000. The Buyer Indemnity Note shall be payable on terms and conditions reasonably satisfactory to Parent; provided that such Buyer Indemnity Note shall be senior to, and have priority in right of payment over, all other indebtedness of Buyer, except indebtedness from banks or other financial institutions, as well as priority in right of payment over any shareholders of Buyer in the event of any Liquidation Event (to be defined in the Promissory Note); and provided further, that the full amount of such Buyer Indemnity Note shall become due and payable upon any Liquidation Event (to be defined in the Promissory Note).

6.6	Recovery against Escrow Fund

(a) In addition to the indemnification rights provided in this Article VI, Buyer and its Affiliates (including, after the Closing, Company) shall indemnify and hold the Parent harmless from and against, and shall reimburse Parent for, any and all Losses suffered and incurred by

Parent as a result of Claims against Parent relating to the ownership or operation of Company prior to the Closing, if and to the extent indemnification is available for such Losses under the Asset Purchase Agreement (“Escrowed Losses”); provided, however, that the aggregate liability of Buyer and its Affiliates (including, after the Closing, Company) with respect to the Escrowed Losses shall be limited to amounts actually recovered from the Escrow Fund (as established pursuant to, and defined in, the Asset Purchase Agreement) in accordance with the provisions of this Section 6.6.

(b) Parent shall promptly give written notice (“Escrow Claim Notice”) to Buyer and Company within thirty (30) days after receipt by Parent of written notice of a Claim relating to Escrowed Losses (an “Escrow Claim”). Any such Escrow Claim Notice shall describe in reasonable detail the facts and circumstances on which the asserted Escrow Claim is based and specify the amount of such Escrow Claim if then ascertainable.

(c) Upon receipt of the Escrow Claim Notice, Buyer and its Affiliates (including, after the Closing, Company) shall take all necessary action to timely assert any available Claims and pursue any rights available to it or Company under the Asset Purchase Agreement (each, an “APA Claim”) and shall pursue diligently and in good faith all available remedies thereunder. Buyer and its Affiliates (including, after the Closing, Company) shall pursue, handle and conduct any such APA Claim in consultation with Parent, shall select counsel to pursue such APA Claim that is reasonably satisfactory to Parent, shall keep Parent fully informed of the status of such APA Claim, and shall take such action as to enable Parent, at its option, to participate in any proceedings relating to the APA Claim with counsel of Parent’s choice at its own expense. Buyer or its Affiliates may not settle, compromise or otherwise resolve the APA Claim without Parent’s written consent, which shall not be unreasonably withheld, conditioned or delayed.

(d) Notwithstanding anything to the contrary contained in this Section 6.6, Parent shall have the right to assume the prosecution of any APA Claims, in its name or in the name of Buyer or Company, as the case may be, at the expense of Parent, and with counsel selected by Parent (which is reasonably acceptable to Buyer) and, in connection therewith, Buyer and its Affiliates shall reasonably cooperate with Parent and make available to Parent all pertinent requested information under its control, provided that Buyer may participate in any proceedings with counsel of its choice at its own expense.

(e) Buyer and Parent hereby agree to render to each other such assistance as may be reasonably required and to cooperate in good faith with each other in order to ensure the proper and adequate pursuit of the APA Claim.

(f) For the avoidance of doubt, it is the intent of the parties hereto that the Company continue to have the indemnification rights, as “Buyer” under the Asset Purchase Agreement and to the extent that the Company suffers any losses that are indemnifiable under such agreement, nothing in this Agreement shall preclude the Company from pursuing indemnification claims under Article X of the Asset Purchase Agreement, subject to Buyer’s and the Company’s obligations under this Section 6 to pay or reimburse Parent from such recovery the amount necessary to reimburse Parent for Losses actually incurred by Parent thereunder.

ARTICLE VII.

TERMINATION

7.1	Termination

This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to Closing:

(a) by mutual written consent of Buyer and Parent;

(b) by Parent, for convenience, so long as Parent pays to Buyer a break-up fee in the amount of $25,000; provided, however, if Parent sells the Interests to a Person other than Buyer, Parent shall pay Buyer a break-up fee in the amount of $50,000;

(c) by Buyer, in the event of a material Breach by Parent of any representation, warranty or agreement contained herein that has not been cured or is not curable by Parent within ten (10) business days after Buyer gives written notice to Parent regarding the material Breach; or

(d) by Parent, in the event of a material Breach by Buyer of any representation, warranty or agreement contained herein that has not been cured or is not curable by Parent within ten (10) business days after Parent gives written notice to Buyer regarding the material Breach;

ARTICLE VIII.

GENERAL

8.1	Expenses

Regardless of whether the transactions contemplated by this Agreement are consummated, each party shall pay its own fees and expenses incident to the negotiation, preparation and execution of this Agreement and the other Operative Documents, and the consummation of the transactions contemplated hereby and thereby, including legal, accounting and financial advisory fees and expenses.

8.2	Notices

Any notice, request or demand desired or required to be given hereunder shall be (a) in writing, (b) given by personal delivery, confirmed facsimile transmission or overnight courier service, (c) deemed to have been given on the date of personal delivery, the date on which successful facsimile transmission is confirmed or the date actually delivered by a reputable overnight courier service, as the case may be, in each case properly addressed as provided herein and with all charges prepaid, and (d) addressed as follows:

IF TO BUYER:

Zoo Stores, Inc.

Attn:    Nikhil Behl

Address:        151 Lytton Avenue

Palo Alto, California 94301

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

Attn:    Stanley F. Pierson

Address:        2475 Hanover Street

Palo Alto, California 94304

Fax No.:        (650) 233-4545

IF TO PARENT:

InfoSpace, Inc.

Attn:    General Counsel

Address:        601 – 108th Avenue N.E., Suite 1200

Bellevue, Washington 98004

Fax No.:        (425) 201-6167

with a copy (which shall not constitute notice) to:

Perkins Coie, LLP

Attn: David C. Clarke

Address:        1201 Third Avenue, Suite 4800

Seattle, Washington 98101

Fax No.:        (206) 359-9612

8.3	Severability

If any term or other provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

8.4	Entire Agreement; Amendment

This Agreement and the other Operative Documents constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, representations, discussions and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement may be amended, modified or supplemented at any time, but only pursuant to an instrument in writing signed by Buyer and Parent.

8.5	Assignment

No party to this Agreement may assign any rights or delegate any obligations under this Agreement prior to Closing without the prior written consent of the other parties.

8.6	Parties in Interest

This Agreement shall be binding on and inure solely to the benefit of the parties hereto and their respective successors, heirs, legal representatives and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.7	Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Washington applicable to contracts executed in and to be performed in that state. In any action among or between any of the parties arising out of or relating to this Agreement, each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in King County, Washington.

8.8	Headings; Construction

The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation.

8.9	Counterparts

This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

8.10	Waiver of Jury Trial

Each party hereto hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, the transactions contemplated hereby or the actions of such parties in the negotiation, administration, performance and enforcement hereof.

ARTICLE IX.

DEFINITIONS

As used in this Agreement, the following defined terms shall have the meanings indicated below:

“Affiliate”: Means, with respect to any Person, any Person that controls, is controlled by or is under common control with, such Person. A Person will be presumed to have control when it possesses the power, directly or indirectly, to direct, or cause the direction of, the management or policies of another Person, whether through ownership of voting securities, by contract or otherwise.

“Agreement”: Is defined in the first paragraph of this Agreement.

“APA Claim”: Is defined in Section 6.6(c).

“Asset Purchase Agreement”: Means that certain Asset Purchase Agreement dated as of May 10, 2010 among Mercantila, Inc., a Delaware corporation, certain stockholders of Mercantila, Inc. and Company.

“Breach”: A “Breach” of a representation, warranty, covenant, obligation or other provision of this Agreement or any instrument delivered pursuant to this Agreement will be deemed to have occurred if there is or has been (a) any inaccuracy in or breach of, or any failure to perform or comply (in whole or in part) with, such representation, warranty, covenant, obligation or other provision; or (b) any Claim (by any Person) or other occurrence or circumstances that is or was inconsistent with such representation warranty, covenant, obligation or other provision, and the term “Breach” means any such inaccuracy, breach, failure, Claim, occurrence or circumstance.

“Buyer”: Is defined in the first paragraph of this Agreement.

“Buyer Indemnified Party” and “Buyer Indemnified Parties”: Are defined in Section 6.2.

“Buyer Indemnity Note”: Is defined in Section 6.5(e).

“Claim”: Means any claim, demand, cause of action, suit, proceeding, arbitration, audit, hearing, investigation or inquiry (whether formal or informal) and whether written, oral or otherwise.

“Claim Notice”: Is defined in Section 6.5(a).

“Closing”: Is defined in Section 1.5.

“Closing Date”: Is defined in Section 1.5.

“Closing Cash Payment”: Is defined in Section 1.2(a).

“Code”: Means the Internal Revenue Code of 1986, and all rules and regulations promulgated thereunder, as in effect from time to time.

“Company”: Is defined in the first paragraph of this Agreement.

“Dispute Notice”: Is defined in Section 1.3(b).

“Encumbrance”: Means liens, mortgages, pledges, deeds of trust, security interests, charges, license, encumbrances and other adverse claims or interests of any kind.

“Escrow Claim”: Is defined in Section 6.6(b).

“Escrow Claim Notice”: Is defined in Section 6.6(b).

“Escrowed Losses”: Is defined in Section 6.6(a).

“Excluded Assets”: Means (a) the prepaid common area maintenance related to that certain lease dated as of the 20th day of July, 2009, covering certain premises described therein located at 151 Lytton Avenue, in Palo Alto, California, which as of May 31, 2011 had a balance of $50,000, (b) receivables from the Escrow Fund (as defined in the Asset Purchase Agreement), which as of May 31, 2011 had a balance of $115,000.

“Excluded Liabilities”: Is defined in Section 5.3.

“GAAP”: Means generally accepted accounting principles in the United States.

“Governmental Body”: Means any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

“Indemnification Claim”: Is defined in Section 6.1(b).

“Indemnified Party”: Is defined in Section 6.1(b).

“Indemnifying Party”: Is defined in Section 6.1(b).

“Interests”: Is defined in Recital A of this Agreement.

“Knowledge”: Means actual knowledge and all facts of which a Person, after reasonable inquiry, should be aware.

“Law”: Means any domestic or foreign constitutional provision, statute or other law, rule, regulation, requirement or interpretation of any Governmental Body and any decision, decree, injunction, judgment, order, ruling or assessment of any Governmental Body or any arbitrator.

“Losses”: Is defined in Section 6.2.

“Net Working Capital”: Is defined in Section 1.3(a).

“NWC Statement”: Is defined in Section 1.3(a).

“Operative Documents”: Means this Agreement and the other agreements and documents that are required to be executed or delivered pursuant to this Agreement.

“Parent”: Is defined in the first paragraph of this Agreement.

“Person”: Means any individual, corporation, partnership, trust, joint venture, limited liability company, association, organization, other entity or Governmental Body or regulatory authority.

“Promissory Note”: Is defined in Section 1.2(b).

“Purchase Price”: Is defined in Section 1.2.

“Purchase Price Allocation”: Is defined in Section 1.4(b).

“Required Consents”: Means the consents set forth in Exhibit 4.1(d) to this Agreement.

“Straddle Period”: Is defined in Section 5.4(b).

“Survival Period”: Is defined in Section 6.1(a).

“Target Net Working Capital”: Is defined in Section 1.3(a).

“Tax”: Means any and all (a) domestic or foreign, federal, state or local taxes, charges, fees, levies, imposts, duties and governmental fees or other like assessments or charges of any kind whatsoever, (b) interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with (i) any item described in clause (a) or (ii) the failure to comply with any requirement imposed with respect to any Tax Returns, and (c) liabilities in respect of any items described in clause (a) and/or clause (b) payable by reason of contract, assumption, transferee liability, operation of law or otherwise.

“Tax Return”: Means any return, declaration, report, filing, claim for refund or information return or statement relating to any Tax, including any schedule or attachment thereto and including any amendment thereof.

“Third Party Claim”: Is defined in Section 6.5(a).

“Threshold”: Is defined in Section 6.4(a).

“Transition Services Agreement”: Is defined in Section 4.1(e).

“Trademark License”: Is defined in Section 4.1(f).

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.

BUYER

Zoo Stores, Inc.

By:	/s/ Nikhil Behl
	Name:	Nikhil Behl
	Its:	CEO

COMPANY

Mercantila Acquisition, LLC

INFOSPACE, INC, as sole member and manager of Mercantila Acquisition, LLC

By:	/s/ David Binder
	Name:	David Binder
	Its:	CFO

PARENT

InfoSpace, Inc.

By:	/s/ David Binder
	Name:	David Binder
	Its:	CFO

Signature Page to LLC Interest Purchase Agreement

LIST OF OMITTED SCHEDULES

Exhibit 1.2(b)	Terms of Promissory Note

Exhibit 1.3	Sample Balance Sheet and Net Working Capital Calculation

Exhibit 4.1(d)	Required Consents

Exhibit 5.3	Excluded Liabilities

The above schedules have been omitted from this exhibit pursuant to Item 601(b)(2) of Regulation S-K. The Company undertakes to furnish supplemental copies of any of the omitted schedules to the U.S. Securities and Exchange Commission upon request.